UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SARCOS TECHNOLOGY AND ROBOTICS CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

80359A205

(CUSIP Number)

Benjamin G. Wolff

Julie Wolff

650 South 500 West, Suite 150

Salt Lake City, Utah, 84101

888-927-7296

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Patrick J. Schultheis

Michael Nordtvedt

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

701 Fifth Avenue, Suite 5100

Seattle, Washington 98104

(206) 883-2500

September 8, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80359A205

(1)	Names of reporting persons Benjamin G. Wolff
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 665,326 (see item 5(b) below)
	(8)	Shared voting power 383,119 (see item 5(b) below)
	(9)	Sole dispositive power 665,326 (see item 5(b) below)
	(10)	Shared dispositive power 383,119 (see item 5(b) below)

(11)	Aggregate amount beneficially owned by each reporting person 1,048,445
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 4.0% (see item 5(b) below)
(14)	Type of reporting person (see instructions) IN

CUSIP No. 80359A205

(1)	Names of reporting persons Julie Wolff
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 904 (see item 5(b) below)
	(8)	Shared voting power 383,119 (see item 5(b) below)
	(9)	Sole dispositive power 904 (see item 5(b) below)
	(10)	Shared dispositive power 383,119 (see item 5(b) below)

(11)	Aggregate amount beneficially owned by each reporting person 384,023
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 1.5% (see item 5(b) below)
(14)	Type of reporting person (see instructions) IN

EXPLANATORY NOTE

This Schedule 13D/A constitutes Amendment No. 2 (“Amendment No. 2”) to and amends and supplements the prior statement on Schedule 13D as filed on September 24, 2021, as amended by Amendment No. 1 to Schedule 13D filed on March 14, 2022 (as amended, the “Schedule 13D”) relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”) of Sarcos Technology and Robotics Corporation f/k/a Rotor Acquisition Corp. (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Scheduled 13D.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a) – (c) and (f)

On January 11, 2023, Mr. Wolff resigned from his position as Executive Chairman of the Issuer, effective February 1, 2023. Following February 1, 2023, Mr. Wolff continues to serve as a member of the board of directors of the Issuer and chairman of the board of directors’ Strategic Transaction Committee. Mrs. Wolff is Mr. Wolff’s spouse, and was the Issuer’s Strategic Advisor to the General Counsel until March 31, 2023.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 11, 2023, Mr. Wolff resigned from his position as Executive Chairman of the Issuer, effective February 1, 2023. Following February 1, 2023, Mr. Wolff continues to serve as a member of the board of directors of the Issuer and chairman of the board of directors’ Strategic Transaction Committee. Mrs. Wolff is Mr. Wolff’s spouse, and was the Issuer’s Strategic Advisor to the General Counsel until March 31, 2023.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth on the cover pages and in Item 3 of this Statement are incorporated into this Item 5(a)-(b) by reference.

(a)-(b)

As of the date of this Schedule, the Reporting Persons beneficially own an aggregate of 1,049,349 shares of Common Stock, or 4.0% of the Issuer’s outstanding shares of Common Stock, consisting of:

•	383,119 shares of Common Stock held by Mare’s Leg Capital, LLC (“MLC”);

•	576,277 shares of Common Stock held by Mr. Wolff;

•	904 shares of Common Stock held by Mrs. Wolff; and

•	89,049 shares of Common Stock issuable upon exercise of options held by Mr. Wolff that are exercisable within 60 days of September 6, 2023.

Mr. Wolff has sole voting and dispositive power over 665,326 shares of Common Stock, which consist of (a) 576,277 shares of Common Stock and (b) 89,049 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of September 6, 2023.

Mrs. Wolff has sole voting and dispositive power over 904 shares of Common Stock.

Mr. Wolff and Mrs. Wolff share voting and dispositive power over the 383,119 shares of Common Stock held by MLC.

On September 8, 2023, MLC transferred 1,250,000 shares of Common Stock to Mr. Wolff and Mrs. Wolff as members of MLC for no consideration. Subsequently, on September 8, 2023, Mr. Wolff and Mrs. Wolff transferred the 1,250,000 shares they received from MLC to three trusts created for estate planning purposes. Specifically, Mr. Wolff and Mrs. Wolff transferred 416,666 shares of Common Stock to Corrival Trust, 416,667 shares to Mare’s Leg Trust and 416,667 shares to WXW Trust (each, a “Trust” and, collectively, the “Trusts” and such shares, the “Transfer Shares”), as a gift for no consideration for estate planning purposes. The trustee of each Trust is Willow Street Trust Company of Wyoming, LLC and the beneficiaries of each Trust are Mr. Wolff and Mrs. Wolff together with their family. The transferees in each case constitute a Permitted Transferee under the Lock-up Agreements and the Issuer’s Amended and Restated Bylaws.

The beneficial ownership percentages used in this Schedule are calculated based on the sum of (i) 25,855,559 shares outstanding as of September 6, 2023 and (ii) 89,049 shares of Common Stock issuable upon exercise of options held by Mr. Wolff that are exercisable within 60 days of September 6, 2023.

(c) Except as described in Items 3, 4 and 5 of this Schedule, which descriptions are incorporated herein by reference, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not Applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 2, 3, 4 and 5 of this Schedule is incorporated by reference in its entirety into this Item 6.

Pursuant to lock-up agreements (each, a “Lock-up Agreement”) entered into by each of Mr. Wolff and Mrs. Wolff and the Issuer, and the Issuer’s Amended and Restated Bylaws, Mr. Wolff and Mrs. Wolff are subject to the following transfer restrictions:

•

1,116,172 shares of Common Stock (including shares underlying restricted stock units and issuable upon the exercise of options) can be transferred upon the earlier of (A) such time as the Issuer or any of its subsidiaries have delivered to one or more customers at least twenty Guardian XO and/or Guardian XT and/or Sapien commercial units (Sapien products were acquired in an acquisition by the Issuer and have generally been rebranded as Guardian products), but in no event prior to the close of business on the one year anniversary of the Closing and (B) the close of business on September 24, 2023.

The foregoing description of the Lock-up Agreements and the Amended and Restated Bylaws of the Issuer does not purport to be complete and is qualified in its entirety by the terms and conditions thereof. The Issuer’s Amended and Restated Bylaws and the form of Lock-up Agreement are attached hereto as Exhibit 3 and Exhibit 4, respectively, and are incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended to replace the previously filed Exhibit 3:

Exhibit Number	Description	Form	File No.	Exhibit No.	Filing Date	Filed or Furnished Herewith

3	Amended and Restated Bylaws	8-K	001-39897	3.1	November 8, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2023

Benjamin G. Wolff

By:	/s/ Benjamin G. Wolff
Name:	Benjamin G. Wolff

Date: September 12, 2023

Julie Wolff

By:	/s/ Julie Wolff
Name:	Julie Wolff